Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  March 4, 2002

The following is a transcript of the fourth-quarter and year-end earnings call. Certain text contained within the transcript has been bracketed because it was inaudible or for clarification purposes.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

ECHOSTAR COMMUNICATIONS
Fourth Quarter and Year-End Earnings Conference Call
Leader, Mike McDonald

Operator:	Good afternoon. My name is Renita and I will be your conference facilitator. At this time I would like to welcome everyone to the Fourth Quarter and Year-End Earnings Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad, and questions will be taken in the order that they are received. If you would like to withdraw your question, press the star, then the number two on your telephone keypad. Thank you. Mr. McDonnell, you may begin your conference.

Mr. McDonnell:	Hello, and thank you for joining us. My name is Michael McDonnell, and I’m the Chief Financial Officer here at Echostar. I am joined today by Charlie Ergen, our Chairman and CEO, David Moskowitz, our Senior Vice President and General Counsel, and Jason Kaiser, our Treasurer.

I’m going to give you a quick recap of the financial performance for the quarter, then I’ll turn it over to Charlie for his comments. Then we’ll open up for some Q&A at the end. But before we get started, as most of you know, we need to do our Safe Harbor disclosures, so for that I will turn it over to David.

Mr. Moskowitz:	Good morning everyone. Thanks for joining us. Just the ground rules - You know we invite the media to participate in this call in a listen-only mode. And we also ask that in your reports, you not identify participants and their firms and their questions. We also require that there be no audiotaping of the conference call.

All the statements that we make on this call, as well as those in our 10K and other statements and press releases are all statements that we make from time to time that are not statements that purport historical fact, but are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause our actual results to be materially different from historical results, or from any future results expressed or implied by those forward-looking statements. And I would direct you to our 10K and other publicly filed documents for a list of the factors that could cause our actual results to differ. And with that, I’ll turn it back over to Mike.

Mr. McDonnell:	Thanks, David. Let’s take a look at the quarter. We’ll start with the total company. Please note that all guidance figures for 2002 will not include the effects of our planned merger with Hughes Electronics Corporation or its majority owned subsidiary, Panamsat. In addition, all guidance figures assume that the sluggish economy will continue throughout 2002.

Total revenue for the quarter was 1.15 billion, an increase of 13% over last quarter, and 43% better than the same period a year ago. Revenue for the year was 4 billion, an increase of 47% over 2000. Continued subscriber growth and higher revenue per subscriber were the key drivers behind this increase. We currently expect 2002 revenue to be approximately 20 to 25% higher than 2001 revenue.

Pre-marketing cash flow as 432 million, or 38% of revenue in the quarter. This represents a $7 million improvement over Q3, and 129 million better year over year. It is important to note that pre-marketing cash flow for the quarter is net of a one-time $30 million arbitration charge which was recorded. Pre-marketing cash flow for the year was approximately 1.6 billion or 40% of revenue, an increase of 625 million over 2000. This increase is the result of our larger subscriber base, higher revenue per subscriber, and increased operational efficiencies. We currently expect pre-marketing cash flow to approximate 40% of revenue during 2002.

EBITDA for the fourth quarter was 171 million, our best ever, as we continue to lever the economies of scale inherent in the DBS platform. That’s an improvement of 16 million over Q3, notwithstanding the effects of the $30 million arbitration charge. EBITDA for 2001 was approximately 511 million. We posted significant positive EBITDA in all four quarters in 2001, and currently expect 2002 EBITDA to be approximately 80 to 100% higher than 2001 EBITDA.

Operating income was 88 million, an increase of 13 million over last quarter. Operating income for 2001 was 212 million. Net loss for the quarter was 43 million or nine cents per share. Included in this quarter’s results are the costs associated with the $30 million arbitration charge, recorded net losses on investments of approximately 27 million, and losses in equity method affiliates of 14 million. Net loss for 2001 was 215 million, which includes a total of 175 million relating to arbitration, investments and equity method charges. Looking ahead at 2002, we currently expect to have positive earnings for the year.

Now let’s take a look at the Dish Network. Subscription TV revenues increased 7% from the third quarter to 990 million. Despite the effects of an economy which continues to struggle, we added 400,000 net new customers during the fourth quarter, bringing our annual total to 1.57 million net additions. For the year we captured approximately 57% of the incremental DBS market share. As we recently announced, we currently have over seven million subscribers, and we expect to end 2002 with over eight million subscribers.

Our average revenue per subscriber was approximately $49.69 per month, an increase from last quarter of 42 cents, and an increase of $3.21 over Q4 of last year. For the year, our R-PU(?) was $49.32, an increase of $3.99 over last year. We currently expect R-PU to increase slightly during the year-end at December 31, 2002. For the quarter, our costs of acquiring subscribers averaged approximately $371 per gross addition. This amount does not include equipment costs capitalized under our Digital Home Plan. SAC for the year was $395. We currently expect SAC to remain at similar levels to 2001 in 2002.

Turning to the balance sheet, at the end of the year we had cash and marketable securities of approximately 2.95 billion, which includes 122 million of cash reserved for satellite insurance. This balance also includes approximately 700 million of cash related to the high yield offering that we completed in December. It does not include the approximate 1.5 billion increase in cash as a result of the equity investment made by the Vivendi in January 2002.

We also had approximately 5.7 billion of debt as of December 31, 2001, which includes two billion of convertible securities. On a straight debt per subscriber basis, we ended the year at roughly $838 per subscriber. On a net debt basis, that drops to $424 per sub, and further assuming conversion of the convertible securities, net debt per sub would come in at approximately $131.

Cash capital expenditures in the quarter were 144 million, with about 32 million of that amount going toward the construction of new satellites. For the year, total capital expenditures were 637 million, with approximately 30% of that amount going toward the construction of satellites, and approximately 70% going toward capital equipment under our Digital Home Plan and general corporate purposes. For 2002 we currently expect to make capital expenditures of between 500 to 750 million, with approximately 25% of that amount going toward satellite construction, and approximately 75% of that amount going toward capitalized equipment under the Digital Home Plan and general corporate purposes.

That’s everything on the numbers. So with that, let me turn it over to Charlie for his comments.

Mr. Ergen:	Thanks, Michael. Just a couple of comments. In general I think that I’m pretty proud of what we were able to do in 2001 in terms of performance. We really hit all the metrics that we wanted to internally and the guidance that we’ve given you. Probably the only two that I wish we could have done a little better on were sub count – we were at the low end of our range that we announced the first of the year – the lower end of our range. And I wish we could have done some of that – I wish we could have done a little better in churn, but obviously it affected the sub count to some degree. But we expected the economy to be much more robust last year than it actually was. And we fought and continue to fight piracy in our industry, which affects churn and R-PU in a negative way. And those are factors that continued to hamper us last year. But we were able to focus on – stay extremely focused on maintaining a very solid balance sheet and growing our business, and getting improvements in our business pretty much across the board, and at the same time, of course, get a deal for a major acquisition. That’s really the focus for last year. Of course, obviously, we don’t worry about last year now, we worry about 2002.

Michael gave you some guidance there. I think in general we think 2002 is going to be very similar to 2001. We do still see a sluggish economy. In fact, the economy is going to be sluggish from the very start of the year, whereas in 2001, it was pretty robust the first quarter of the year. We still have piracy out there as a major deterrent, both in the cable and satellite industry. As people can get the channels for free, they don’t subscribe to cable and they don’t subscribe to satellite when they can do that, so we still have work to do there.

On the positive, we have seen more discipline in the satellite business. I think both Pegasus and Direct TV have put more discipline in place in terms of making sure that the customer has credit or a credit card to purchase the system. We instituted that early last year. That obviously gets you a better subscriber base, and that probably ultimately results in less churn than you otherwise would have long-term, but it probably stunts your growth a little bit because obviously there are customers that you don’t sell to who might want your system, but they just don’t have the money to do it. So we’re glad to see some discipline coming into the business. I think it still has a ways to go, but we’re glad to see some of that discipline come into the business.

As far as a regulatory update with the merger, that is proceeding pretty much as I would have expected. We just filed this week on Monday our FCC reply comment, so that process, other than to continue to provide data to the FCC that they request, is now in process. The FCC had given themselves six months. Their self-imposed timeline was six months to act on the merger from the time we filed back in October. So that would put us in the June timeframe for the FCC to act. Now they may not make their self-imposed timeline but we have no indications they won’t at this point in time. The Justice Department we think will take a little longer than that, and we continue to supply any information that they have requested.

The political side of it is also a much less important piece of it, but certainly one that gets the public eye, and certainly one that you guys read about all the time. We had hearings in the House, we have hearings in the Senate Judiciary Committee for next week. And again, I think that we have – having just spent some time in Washington, I think as we are able to explain the benefits, the compelling efficiencies of our merger, we are getting support from the political arena, and support from people who may not have understood what we were doing, and maybe some support from people who had concerns before that now realize what we’re doing is good for consumers, particularly rural America. So I think that process is continuing. But at some point the political process will end, and it will be up to the regulatory agencies. And again, we would hope that by late summer, the regulators will have approved that merger.

We also have put ourselves in a very strong financial position. Something that again I guess you guys know is we’re pretty conservative, and we had a large bridge loan out there. We did a high yield offering in December. I think it was $700 million. We did a Vivendi transaction for $1.5 billion of equity, but also got a great partner that will help us moving forward on some technology and content issues. We hated to sell stock at 26 bucks a share, but we certainly didn’t want to be in a position if the economy didn’t pick back up and money stayed tight, that we had a bridge out there that was too big, so we decided to be conservative there. And Panamsat has become fully funded just within the last week I think with a little over $2 billion of financing there – refinancing there, so that that company continues to be on very solid financial footing.

So from a balance sheet perspective and a financial footing, we’re very well prepared both to complete our acquisition of Hughes and Panamsat, and also to look for opportunity in a marketplace where a telecommunications companies are having some problems.

We continue to see obviously competition in the marketplace. Digital Cable is formidable threat now. It’s not enough just to have digital and 500 channels. We have to continue to improve our services with new products and new services. We think the merger actually allows us to do that more than anything else.

[UNINTELLIGIBLE] must carry, a very tough, difficult task than January 1st, given their spot beam satellites weren’t launched. We have now successfully, as of last week, successfully launched Echostar Seven. It’s still getting to its final geosynchronous orbit location. And testing, it will be sometime in April before we know we have a fully functioning satellite. But so far, the launch was successful and the satellite is performing as planned to this date. Echostar Eight will launch sometime early summer, and be operational probably by late summer.

Echostar Nine is a satellite that we hope to get up in the fall that has some KU and KA band spectrum on it as well. The K band we’ll use for testing so that we can move forward in the broadband business. Probably that’s been our biggest disappointment as a company over the last couple of years. And that broadband be a satellite today is not an economic model.

You’ll notice that we have written down our Wild Blue investment to zero throughout the year. That company still has an asset of a satellite, and still has some assets we just don’t see a business plan moving forward. So we’ve been very conservative and written that asset down to zero.

Star Band, we’ve taken I think -

Mr. McDonnell:	Star Band, we’ve taken an aggregate of about 64 million in charges against the 100 million.

Mr. Ergen:	We had a 100 million investment. We’ve take $64 million in losses there. Star Band recently got a going concern letter from their independent auditors, which means that the auditors have some concerns about their ability to continue as a going concern with not a lot of cash and heavy debt loads, and the fact that the economic model is still at $70 a month, and $700 for equipment is still not a number that you can make money on as a company, and not a number that can create a lot of demand. So broadband is a disappointment. We have tough decisions to make there as we move forward. Having said that, technically we’re still a big believer that satellite can do it and do it efficiently. We see the light at the end of the tunnel with the merger with Hughes, and combining the engineering teams on some of the projects that Hughes has and some of the projects that we have to move forward and do that on a very competitive, economic model with another generation of satellites, which is what it will take. And if the merger can be approved, then we’re going to continue to invest in broadband. If for some reason the merger wasn’t approved, we have to reevaluate that and make the right decision for our shareholders. As much as we might want to do broadband to rural America, we’ve seen a lot of people drop out. Lockheed wrote off a billion six. We just haven’t seen anybody successfully be able to move forward with that project. And so again, we know how to do it. We think we can do it, but it takes a combination of resources to do it.

On a legal front, we were happy that we finally settled our litigation on our lawyers on the Newscorp side, even though that was more than we had hoped to have to pay. And Gemstar is probably our next big legal case, which is coming up with a decision by I think no later than March 21st. And again, we don’t have inside information as to how the judge will rule. There’s a lot of complex issues there. But we believe that we did get a chance to present our case. And while I think it’s a very – traditionally uphill battle for a defendant to win in these cases, certainly somebody wrote a good analyst report that I think was pretty accurate, that talked about 80% of the time this particular judge has ruled for plaintiff, and never ruled on a patent misuse case for the plaintiff’s favor. And that is an uphill battle. I think that we did present compelling evidence in this case to win on those counts, but we’ll have to await a decision obviously to see. Again, it’s a non-monetary court, and we believe that we’re well-positioned in regards to the outcome. And with that, we will take questions.

Operator:	At this time, I would like to remind everyone, if you would like to ask a question, please press star, then the number one on your telephone keypad. And if you are on a speaker phone, please pick up the handset before asking your question. Please hold for your first question, sir. Your first question comes from Jeff Walderfax of CIBC World Market.

Mr. Walderfax:	Congratulations on a very nice quarter. Charlie, can you provide us with more detail on your Radio Shack agreement, and what your expectations are for that channel in 2002?

Mr. Ergen:	Radio Shack basically has signed an agreement to sell our product in all their stores. It’s unclear whether that will be a lease model or a hardware sale product. They also will be carrying Direct TV products. So we expect obviously – we’ve never had a sale in Radio Shack so obviously any sales will be incremental to our business. So we’re excited about that. We don’t expect to be in the stores until the May timeframe. And I guess there’s a lot of positives there. One is that we can move towards a standardized product and get the merger better prepared quicker. We think that - obviously it’s a new distribution outlet for us. It gives us – in addition to Sears, more nationwide destinations to send people, which gives us some different avenues in advertising strategically that we’ve never had before. They are strong in some markets that we haven’t been as strong in, so I think we see all that as positive. And I think like any relationship, you have to work that relationship, and if you have to start and see if you can work together and focus on the consumer, and that’s what we’ll try to do, but certainly a positive for our company. I think it’s a positive for our merger since we view Radio Shack as a great retail partner with the merger as well. And I think the other part of that is RCA, which is licensed to build our product as well. And again, we view RCA as a great partner on the consumer electronics side, on the set top box manufacturing. They do a great job of that. They’ve been a real leader in this business for a long time. And then also on the TV set. High definition television gives us a brand name in the consumer electronics, and will be supporting our product going forward, and can most easily standardize our merger into these products and other consumer electronics. So I think those are all real big positives, but we don’t have any results yet. We have to go out and prove that in the marketplace. And I think you’ll see the positive impact in the third and fourth quarter. I don’t think you’ll see anything in the first half of the year.

Mr. Walderfax:	Fair enough. A quick question on cable networks. You dropped ESPN Classic. I guess we’ll find out if you’re going to drop ABC Family next month. Can you comment just in general about the cable networks aggressively raising their affiliate fees? Do you see yourself, if you’re able to, dropping any other cable networks in the near term?

Mr. Ergen:	Well, I think our concern in general is that the big programmers, who have networks because of the re-transmission leverage and their size, are able to basically force pay television providers to carry product that consumers don’t see a value in, or we have to pay more than the value the consumers see, and so that’s a disappointment in terms of that. But having said that, most of the products that we carry today, we think consumers do see a value in. And where we’ve had a chance to sit down and negotiate with programmers in an atmosphere that’s not tied to a gun to our head or any kind of threats or anything, we have I think historically always been able to reach agreement with the particular programmers to something we think is fair for our consumers, and at a price that we think is fair. And we’re hopeful that we’ll be able to do that in the future with Disney. It’s too bad that it takes – sometimes relationships get rocky before they get better – get rockier before they get better, and hopefully that’s the case here. Our relationship got a little rocky, and hopefully our relationship will get better. I think the trial decision date, just for the injunction, is March 11th. That won’t be the end of it no matter what the judge says. If the judge says we can take the Family channel off, then we’ll look at that. If they say we can’t – but I’m sure Disney would continue to go to trial with a jury at some point and vice-versa. If we for some reason were to lose that, we would go to trial. The judge is just going to make a different ruling because it’s based on an injunction and it’s not the dispositive in the case. So on the other hand, we hope that we would be able to sit down with Disney and work it out for something that is good for them and good for us as well. And I will say that we’ve had a much more positive relationship with them in the last month than we had before because they’ve focused on the business as opposed to focusing on a merger.

Mr. Walderfax:	Great. Thank you.

Operator:	Your next question comes from William Kidd of Lehman Brothers.

Mr. Kidd:	Good afternoon, Charlie. I guess given the fact that the cable landscape, as well as the tighter content in broadcasters is changing, do you think it’s becoming ever important for Echostar to get closer to content, kind of like you took the step with Vivendi, and how do you envision that type of strategic thinking in the future?

Mr. Ergen:	I guess in general I would hope that all the media concentration stuff – what I hope is we’re able to merge with Hughes and be a big enough player that we can hold our own in that concentrated environment, whether it be broadcasters combining, or cable and broadcasters combining, or cable companies combining. If we can do that, I don’t believe that our strategy will be to move closer to the content providers. Rather, we want to be a very independent pipeline for those broadcasters – those content providers so they know they get a fair shake with us. I think you run into problems long-term when you start doing exclusive deals or you start doing deals where you put your own content above somebody else’s content because their content might be better than your content ultimately, and the consumer may want their content more than your own. And you start ultimately having a product that gets weakened long-term to the consumer. So I would hope that the content providers, whether it be the Disney’s, or the Viacom’s, or the Newscorps’, or the NBC’s, or the Vivendi’s, all realize – or any independent person who wants to start a channel, would look at Echostar as the place that they could get their channel on fairly priced and packaged for consumers, and let consumers make a choice as to what they want to watch and what they want to pay. And so we don’t really have a strategy. We’re not opposed to taking a minority interest in a content provider on certain occasions. I notice that Direct TV has done that with Hallmark, for example, if that made some sense, but not to the extent that would influence our decision on how we place it. And that may be a bad – it may be a good stretch(?), but time will tell. But my sense is that we do want to be a pipe to the home, whether it be audio, video or data, and we want somebody else to produce the content and charge us a fair price for it so we can go to consumers and charge them a fair price.

Mr. Kidd:	Well, with respect to Echostar Seven, I guess initially I had thought or thought the company suggested a conference call or two ago that that was the local must carry satellite. And based on the press release that described the launch of that satellite, it seemed to have less of a local role than at least I envisioned. And I am wondering has that satellite’s role been altered, changed, and I guess to the extent that it hasn’t, what is the role now?

Mr. Ergen:	First of all, first and foremost, it’s a replacement for Echostar Four which is a full conesbird(?) that obviously has some problems with the damaged solar panel and some damaged transponders. So that’s the first role that it does. It does have a secondary role for local local. For example, almost immediately, it will pick up Alaska and Hawaii, and a couple of other markets that we’ll be able to do on that beam. So it will pick up two to five markets almost immediately with it. But it’s more functional as a local local satellite when Echostar Eight is up so that we can trade things around in outer space so it’s seamless to the customer.

The big problem we have with Echostar Seven is it goes to our 119 location where we only have 21 frequencies, and that is where our core programming is being broadcast from. So our core 200 channels come from the 119 slot. So if we turned all the spot beams on, we would lose some of our core programming when we did that. So we need Echostar Eight to go to the 110 location, put some local programming there, move some of our core programming around between 110 and 119 so we can turn some of the 119 spots on. So it gets kind of complicated. We had anticipated that the Echostar Eight satellite would be launched actually earlier than the Echostar Seven satellite, so we would never have to face this problem, but it is what it is. So it’s long-term role isn’t really diminished in terms of providing – it’s local to local, but it’s difficult to do it without Echostar Eight.

Mr. Kidd:	I follow you. And last is a housekeeping question. Can I get gross ads for the quarter for one? And then secondly, there seems to be a significant other expense below the operating line, and if I could just get some color as to what that was.

Mr. Ergen:	We don’t release our gross ads. I don’t actually know what they are - probably somebody here does. We don’t release those, but, Michael, do you want to talk about the below line expenses?

Mr. McDonnell:	William, your question is for the quarter, the below the line?

Mr. Kidd:	Exactly.

Mr. McDonnell:	In rough terms, you’ve got write-offs on securities of about 27 million, both public and private companies there. And then you’ve got equity loss pick-up’s on our accounting for Star Band of about 14 million. That makes up the bulk of it, and then you’ve probably got another miscellaneous couple of million bucks.

Mr. Ergen:	Did you give the detail of - you might give him all the detail there. We actually are - you guys will go through this, but obviously our operation results were actually probably a little better than the press release indicates because of the extraordinary items that we had. For example, we actually had positive earnings if you take the -

Mr. McDonnell:	Right. And I think the point there would be that you’ve got a $43 million loss for the quarter, but when you factor out the arbitration settlement, as well as the Star Band pick-up’s and then the security write-down.

Mr. Ergen:	You go ahead and give him the detail then.

Mr. McDonnell:	Sure. It’s about a $27 million write-off on securities which includes the Wild Blue piece. And then you’ve got the Star Band pick-up’s for 14 million, and then you’ve got the arbitration settlement for 30. So if you add up those items, that $57 million. You add that back to the $43 million loss, and you’re at a positive net income for the quarter of $14 million.

Mr. Ergen:	So our core business is about a $14 million positive, but obviously we haven’t been successful in broadband, and we’re disappointed in that. We had much higher hopes for broadband, but it was a tough technical challenge – it is a tough technical challenge, and current generation satellites just aren’t efficient, and we haven’t got the volume to get the hardware costs down.

Mr. Kidd:	It seems like you’re winning the battles where it counts though. That’s what’s important. I appreciate it. Thanks, Charlie.

Mr. Ergen:	I was just going to say our core business is actually a bit stronger than you would at first glance think from the press announcement. Okay?

Operator:	Your next question comes from Ray Slinekofer of Thomas Wiesel Partners.

Mr. Slinekofer:	I was just wondering if you could give us on a housekeeping item, the capitalized portion of the SAC(?) on a per sub basis?

Mr. McDonnell:	Yes. For the fourth quarter, our P&L SAC was $271. The capitalized P(?) if you added that in would be another 115 for a total of 486.

Mr. Ergen:	What was the dollar amount of SAC capitalized?

Mr. McDonnell:	For the quarter, it was a little under 80 million - it was 79 million.

Mr. Slinekofer:	And then -

Mr. Ergen:	Seventy-nine million capitalized. That was actually down a little bit from the third quarter, correct?

Mr. McDonnell:	Yes.

Mr. Slinekofer:	And then on the 30 million for the arbitration ruling, could you just refresh my memory what that was related to?

Mr. Ergen:	In our Newscorp litigation, when they breached our agreement, our lawyers worked on a contingency. And from a contractual perspective, we expected it to be about $10 million which we reserved. The arbitration ruling came in at 40 million. They asked for I think $110 million at trial. As happens many times in arbitration, the baby(?) got split a little bit, came in at $40 million, which we pay over four years.

Mr. McDonnell:	Right.

Mr. Ergen:	So we pay it over four years so it’s not a big cash hit, but we had to write-off $30 million more at one time.

Mr. Slinekofer:	And just finally, more of a big picture question. If something were to happen where the merger didn’t get approved, and you looked at the economics on data and you decided that it just didn’t make sense economically to kind of go forward with that type of a product, can you compete with cable when they’re out there and they’re offering data and they’re bundling the products? And how do you see yourself being able to line up and compete with sort of a bundled cable operator if you had only a video product?

Mr. Ergen:	I think that’s a great question. I think that we would look to partner with the phone companies who need video to compete with the cable operators, and we would need the broadband product. And I think that’s a direction you’ll see us do anyway. I think that some of that is going to happen anyway because the DSM model may be more economical than the satellite broadband model – certainly short-term it is anyway. What we will give up is the ability to do high speed data in rural America. That is not a place cable competes because they don’t do high speed access in rural America either, nor does the phone company. So we miss an opportunity, but that market doesn’t run away from us. Personally, I desperately want to be able to do high speed access to everybody in America from a personal point of view. But you can’t sacrifice good, sound, financial sense to do that if the numbers don’t add up. And today the numbers don’t add up. In our opinion, the numbers don’t add up for us to get in the DSL business. We believe we need a partner there with people who already have the infrastructure in place. And the numbers don’t add up with current generation satellites to do broadband unless we have a path to future generations and critical mass that we would get with the merger.

Mr. Slinekofer:	That’s great. Thanks, guys.

Operator:	Your next question comes from Rob Camowitz of S.G. Cowan.

Mr. Camowitz:	Hi. Good morning. Regarding the Gemstar litigation. In your thinking going forward, how do you view what could be the worst case scenario for you, and how should we view that in terms of thinking about that financially?

Mr. Ergen:	I guess the worst case scenario is the next conference call, you’d be talking to Henry and Pete instead of me.

Mr. Camowitz:	I mean realistically.

Mr. Ergen:	There isn’t a realistic worst case scenario for this particular litigation because there’s not monetary damages at stake here.

Mr. Camowitz:	But there’s further litigation down the road.

Mr. Ergen:	What’s that?

Mr. Camowitz:	There’s further litigation down the road.

Mr. Ergen:	I think the risk is obviously – I think the risk in this litigation is that we can’t – if for some reason we were – realize that they filed I think 78 patents against us. We’ve got to win on all 78, which we think we will. And then we’ve got the counterpart of misuse of patent, misuse against them, which is again a tough burden to prove. But in this proceeding, that’s a much easier burden in a civil trial. So I think regardless of what happens here, I think Gemstar has indicated that they will continue to litigate. I think there comment is they will continue to smoke us out or whatever they are going to do forever. We’re certainly prepared for that. We certainly enjoy the challenge if we think we’re right, and we do. And I think one indication gives us a lot – it’s public knowledge that the government in this case – the government sided with us on the patent misuse claim. That doesn’t mean the judge is going to side with us. But that gives us a lot of confidence going forward to a jury that if the government – if you saw all the facts here, you would side with us in the patent misuse. That once we get in front of a jury, that we would ultimately prevail there. Although we think we have a good chance obviously with the judge in this case as well, and historically the precedent would say that’s a tough road for us. Let me put it this way, Rob, I own approximately 250 million shares of Echostar. I don’t own any Gemstar. I didn’t go out and buy any Gemstar shares. I sat through the trial – portions of the trial. I made my bet. We’ll see.

Mr. Camowitz:	Okay. Thank you.

Operator:	Your next question comes from April Borcas of UBS Warburg.

Mr. Borcas:	Yes, thank you. It’s [UNINTELLIGIBLE] Borcas. Just three questions. One is on the subscriber growth for 2002, the guidance you gave in the high teens. Could you break out how you feel comfortable with that number given the slowing economy in 2002, and whether that is appropriately conservative? And the second question is what percentage of that guidance for subscribers is on the Digital Home Plan?

Mr. Ergen:	The guidance I think was to get to eight million subs. Is that high teens in growth? And that’s our best guess today. It’s neither conservative nor aggressive. It’s based on all the factors. It is based on the fact that we believe the economy will be sluggish, but we don’t expect the recession all year long - let’s put it that way.

In terms of how much will be Digital Home Plan, again, we have never achieved this, but we would like to get to about a 50% ratio of Digital Home Plan to outright sales. We’ve been below that and we haven’t gotten to that level yet. We don’t think we’ll get to that level in – we think if we continue to increase Digital Home Plan, but it probably doesn’t get to that level in 2002. In fact, the fourth quarter I guess was probably less percentage. It was only – slightly down a little bit in the fourth quarter. The “I Like Nine” promotion was more popular.

Mr. Borcas:	And just two more questions. On the Echostar broadband notes, you mentioned that you would be able to drop those notes into EDBS in the first quarter. Is that something that you’re still contemplating, and could you talk about a time frame? And then the last question is you mentioned in your opening remarks about being able to take advantage of telecom related opportunities given your strong liquidity and balance sheet. Could you just expound upon that? Thank you.

Mr. McDonnell:	I’ll answer the first part of that. As of December 31st, based on cash flow levels, etc., we are now required to actually drop the debt down from our intermediate holding company to our operating company, and we are required to do that as soon as practical. So we do expect to do that in the near term.

Mr. Ergen:	Is that in the next 30 days? Do we have to exchange offers? How does that work?

Mr. McDonnell:	We’re required to promptly do any exchange offer, and we plan to file the documents with the Securities and Exchange Commission to do that in the near term. So you should expect – it’s reasonably likely that you would see that on the balance sheet of Echostar DBS when we report our first quarter results, but it really depends on how quickly the process moves through the – actually you will see it on there because from an accounting perspective, we’re required. But whether it’s actually physically down there depends on how quickly the SEC reviews the documents that we have to send out to our bond holders.

Mr. Ergen:	But it is going to happen.

Mr. McDonnell:	We look at opportunities in merger opportunities and acquisition opportunities from time to time, but certainly if there was anything that we felt was imminent, at the appropriate time we’d tell everyone about it at the same time.

Mr. Ergen:	I would answer it in a little different way in the sense that we have been extremely conservative in how we run our business, and made sure that we really focused on some financial fundamentals, and a balance sheet that’s clean. So if we have a satellite receiver on our balance sheet, it’s a digital new generation satellite receiver, right? And we don’t have any off balance sheet partnerships. And we expense most of our costs up-front and so forth and so on. So we’re extremely liquid and we’re extremely conservative and strong on our balance sheet side. There are other people who may have good businesses, but may have got into the hype and they’ve got into some practices that will hurt them. And we’re always – when things are going great and the economy is doing great, it’s pretty easy to look pretty good. But when the economy slows down, the cream rises to the top. And while you hate to see a weak economy, we’re well-positioned. And hopefully some of our discipline will pay dividends for us.

Operator:	Your next question comes from Ty Carmichael of First Boston.

Mr. Carmichael:	Thank you. Congratulations on a great quarter and a great year. Just want to follow-up on a couple of earlier questions. Charlie, you referenced the fact that the Digital Home Plan was down on a relative basis to the purchase orders. When you look at it into ’02, do you anticipate putting orders or promotions on the market that would – not similar to the “I Like Nine” in terms of economics, but similar to them in really trying to encourage the purchase of the equipment?

Mr. Ergen:	I’ll answer it this way. We think the discipline that is required in the industry is you either get about $200 up front from a cash customer or you’ve got to get a credit – an obligation, the commitment from a customer with a credit check, and the ability to collect from a customer if they don’t honor their obligation. You really have to do one of those two things. What you can’t do, in my opinion, is let people purchase the equipment for $19.00 or $9.00 or whatever because there’s a lot of fundamental reasons why that ends up being a huge expense down the road. It’s a short-term benefit, but paying down the road. So we continue to look at

– we believe we’ll have both offers where customers can get equipment on a cash and carry basis, and we think we’ll have offers where customers can get equipment basically for free – in our case, it’s a $49.00 activation fee, and as long as they have credit and commitment, and the ability for us to collect if they don’t honor it. So those are the two strategies that we’re pursuing, and both of them are successful in the marketplace. And from time to time, one offer may be a little better than the other, and it may move people more to cash and carry or more to Digital Home Plan. And again, if we had our druthers about it, they’d be about 50/50. But today, it gears more to cash and carry.

Mr. Carmichael:	Are there any plans to extend the “I Like Nine” promotion?

Mr. Ergen:	No. It depends on what the cable guys are doing out there in terms of what we react to, and watching to see from time to time what makes sense. But today -the “I Like Nine” program I think ended the end of January.

Mr. Carmichael:	One of the major potential economic benefits of the lease plan is to go out and get the boxes that have been – the subscribers that have disconnected, refurb them and then use them to get a new subscriber at a much cheaper cost. Is there any evidence or experience that you can share with regard to your ability to go out and get boxes – what success you have had in going out and getting boxes from customers that have signed up for the Digital Home Plan and then subsequently disconnected the service, or is it still too early to have any material –

Mr. Ergen:	I wouldn’t say it’s too early. I guess there’s a couple of things. One is we have found that going out and getting the boxes is a challenge, and we continue to get better and better and better at doing that. Two, that based on the amount of boxes that we get today, we know that when we go out and refurbish them and put them in to another customer’s, that is a lower SAC model for us. And three, we don’t have enough Digital Home boxes out there for that to be material yet in terms of lowering SAC. But if you look at the model down the road, one, two, three years down the road, it ultimately factors that in – it ultimately is a good model. It doesn’t make sense to sell a box for $49 and have the guy turn, when you can sell it for $49 and get it back. Even if you got 1% of them back, you’d still be better off. It also is a deterrent to piracy.

When we own the box, we can monitor the piracy issue much better than when we don’t own the box.

Mr. Carmichael:	Do you have a rough estimate on the percentage of the boxes that you’ve gotten back from those customers that have turned?

Mr. Ergen:	I don’t have the exact box stuff, but the vast majority of customers, we either get the box back or get paid for the box by the customer.

Mr. Carmichael:	Okay. And then just a couple more quick questions. You’ve gotten into Radio Shack. Should we expect to see similar agreements with Circuit City and Best Buy prior to closing of the merger?

Mr. Ergen:	Jim DeFranco handles all of the distribution side, and I don’t know where those conversations are. I do know that within Best Buy, we are in their Music Land stores. They acquired that company and then put us in those stores. So we do have a relationship with Best Buy. I don’t know whether there’s any plans – in fact I don’t know of any plans for Best Buy or Circuit City to roll us out.

Mr. Carmichael:	Okay. And then just quickly on the R-PU front, does the guidance anticipate any further rate increases in 2002?

Mr. Ergen:	No, we won’t - there will be no price - I don’t believe - never say never I guess, but I don’t anticipate any price changes in 2002.

Mr. Carmichael:	And then lastly, Charlie, PBR’s have been a big part of your future strategy, and I was hoping that you could just provide a little bit of an update on your thoughts on no penetration of PBR’s within your subscriber base, and how you look at that more specifically in ‘02. What type of numbers would you hope to achieve in terms of gross shipments of the PBR’s?

Mr. Ergen:	We continue to be big believers in PBR. We think it’s a great product that we can offer that we have an advantage over cable. And we kind of control our own destiny since we have written our own software and developed our own product there. So we don’t give the economics away to somebody else. So we think we have a good strategic advantage there. Having said that, it is a very difficult product to explain to customers and sell customers because it’s a bit more complicated. It appears to be more of a word of mouth product – or at least economically a word of mouth product as opposed to hundreds of millions of dollars of advertising campaigns. So we have more than anybody else. Our goal is to be the first company to man(?) people with PBR’s. We are not there yet. And we believe there’s some future enhancements that we need to do to the product that I think we will probably show to the industry this summer that will make it even more compelling, and it remains to be seen. I think everybody in the PBR – everybody that’s ever used one, everybody that’s in the business can’t understand why we haven’t been more successful with it. But I think it’s just timing. Customers don’t like complications. They want easy and simple. And we have work to do there. But we’re very well positioned. We think PBR is going to be a big, big product, and we’re well positioned there. But it hasn’t been as robust as we would have liked, nor has it been for anybody else.

Mr. Carmichael:	And then just what type of interest have you seen from content companies looking to develop a pay per view type of service using your install based of PBR customers or do you expect that to -

Mr. Ergen:	No, there’s interest. And I think the first partner we’ll work with is Vivendi and Universal Studios – for two reasons. One is obviously they have an interest in our company today, but more importantly, they have some technology – they have technology and content that will allow us to do what we need to do there. So we’re certainly having discussions with a number of content providers, but Vivendi seems to be the farthest ahead with our engineers in terms of how to more appropriately use PBR to enhance the consumer experience.

Mr. Carmichael:	Thanks a lot. And again, congrats on a great year.

Mr. Ergen:	Thank you.

Operator:	Your next question comes from B.J. Jayon of Morgan Stanley.

Mr. Jayon:	Good afternoon. Congratulations. The first number is on churn.

Mr. Ergen:	B.J., we cannot hear you.

Mr. McDonnell:	Can you speak up really loud?

Mr. Jayon:	The churn numbers in the fourth quarter looked to have improved substantially. I can see the new promotion is working in your favor. But could you talk about your disconnect policy which has been an issue with some cable companies. How long do you keep somebody on before you disconnect them and the policy there.

Mr. Ergen:	I think that’s a great question. B.J., our disconnect policy I don’t believe has changed since the day we started Echostar. So we disconnect very quickly. And we haven’t changed that policy. First of all, we bill a month in advance. I believe we’re the only satellite company that does that. Some cable companies do, some cables don’t. But we bill a month in advance, and then we give you something in the neighborhood of 57 days - 58 days?

Mr. McDonnell:	Yes.

Mr. Ergen:	Something in the neighborhood of 58 days before we disconnect, which would mean you would be 28 days late on your payment. So we have a risk of about one month on a customer. Realize that we soft disconnect them prior to that, about 15 days prior to that where they lose their signal, but they’re still an active customer. Ninety-nine percent of those people pay their bill before you ultimately have to hard disconnect them, but 58 days is the soft disconnect. Fifty-eight days is soft disconnect, so what’s hard disconnect?

Mr. McDonnell:	Seventy-three.

Mr. Ergen:	Seventy-three days for a hard disconnect. So we have exposure of 43 days. That hasn’t changed, and that is probably safe to say the most aggressive disconnect policy in this industry because obviously -

Mr. Jayon:	Except for the CVR’s. The 721 box I think was out in February. The storage apability coming in [UNINTELLIGIBLE]. Your perspective to really have a competitive or a viable VOD-type service. How do you sort of look at storage and time, and how many will you be able to download, and how do you see that playing out relative to the cable VOD?

Mr. Ergen:	The long-term picture – and this is not going to happen in 2002 or 2003, but the long-term picture is that the TV experience is not going to be what’s on a 7:00 o’clock or what’s on at 7:30. It’s just going to be what’s on. And you’re going to come home and say, what movie do I want to watch, and you’re going to be able to start it and pause it and replay it, fast forward it because it’s stored in your box. And you’re going to have the nightly news stored, and you’re going to have Seinfeld stored. You’re not ever going to go say, it’s 6:45 and I’ve got to wait until 7:00 for the show to start. The experience is going to be you’re going to get immediate gratification by sitting down at the TV set and watching what you want to watch, and having control over what you do. And that’s where it’s going. And it’s just a question of time, whether it takes one year, two years, or ten years to change peoples’ habits to that kind of model. And satellite is uniquely positioned to do that, vis-à-vis, cable or even the broadcasters. But having said that, the marketplace is not ready for it. We’re in a recession. The consumers aren’t willing to spend for some more expensive products. We’re not going to force it down their throat. We’re going to wait until the product – we’re going to continue to develop the product, continue to develop the content relationships, and continue to improve the product so that when the customers are ready, we’re ready. That’s not to say we’re not – we’re getting a fair number of customers on PBR today, but they’re only getting a piece of the experience, not the whole thing.

Mr. Jayon:	Two more quick questions. One, can you give us an update on what’s going on with the insurance industry and the satellites? And finally, with respect to the merger related costs in 2002, how much should we sort of estimate in our accounting, in our model, and how will that [UNINTELLIGIBLE]?

Mr. Ergen:	I didn’t hear the first part of that question, B.J.

Mr. Jayon:	Can you give us an update on your discussions with the insurance industry for the satellites?

Mr. Ergen:	Okay. The insurance industry - we are self-insured basically. Do we have any insurance on these satellites?

Mr. McDonnell:	No, we are self-insured on all seven of our satellites today.

Mr. Ergen:	All seven of our satellites, we’re self-insured. We expect to be self-insured on Echostar Eight, and we’re still in litigation obviously with the insurance community on Echostar Four which they haven’t paid us on yet. So the insurance rates have gone so high since the losses in outer space and September 11th that the economic model really is to self-insure based on the health(?) checks of our satellites, and based on what we would have to pay to insure them anyway. And obviously the insurance doesn’t pay for loss of business. But we realize what the successful launch of Echostar Seven, we have back-up in outer space for all locations at this point. So we are better than self-insured at this point. The other part, the ‘02 merger costs, we don’t have – I don’t know what we – we had something in our model. I don’t know what it was.

Mr. McDonnell:	Obviously, we indicated that none of the information in our 10K or in the MD&A – liquidity, capital resources takes into account the merger. We will be filing, together with Hughes and G.M., an S4 information statement in the middle of March, and that will give some pro forma financial information, showing the companies on a combined basis and will talk in fairly significant detail about the financial intricacies of the transaction, what will happen post-transaction. Because as we say in the 10K, we were required by the Hughes/G.M. contract to have at least a little over $7 billion for the merger, and of that amount we’ve raised $700 million in December, another 1.5 billion with Vivendi in January. We had about 1.5 billion on our balance sheet. And that leaves us with a continuing bridge amount of about 3.4 billion that we expect to satisfy through a variety of financings between us and Hughes between now and the closing of the merger. And that’s enough to combine the businesses, run the businesses. There will be a one-time charge when we combine the businesses. We don’t know how many employees will want to stay or leave. We don’t know what facilities we will keep or shut down. You have duplicative resources that you will write-off if you don’t need some of them. So you’ll have a one-time charge there. And I don’t know that we’ve given direction on what that number is, but it’s a material number, but not material in the scheme of a $50 billion business.

Mr. McDonnell:	And we’ve also given disclosures with respect to our bridge commitments and capitalized merger-related costs through the end of 2001 as well in our 10K.

Mr. Ergen:	The merger is exciting. The Hughes guys – we just did – this week the project – or the last six or eight weeks with the engineering and marketing and financial teams to be able to deliver local channels to every single market. That was an exercise for me that was great because it gave me a lot of confidence because, first of all, we had people from Hughes corporate, we had people from Direct TV, people from Echostar all working together to really make something that’s very difficult happen in a very short period of time. Two, I was really pleased to see that particularly the Direct TV folks and Eddie [UNINTELLIGIBLE] take a lead role there and really manage that process in a way that I thought was outstanding from a management perspective. And that’s the key for the merger, is how our teams work together and how we integrate those two teams in terms of the culture. And those particular groups between our companies have worked really well together and shown that in an eight-week period, they can develop a compelling business plan, and achieve some very highly technical innovations. And we’ve had a great relationship with Panamsat in terms of working with them and their folks, both kind of indirectly on their financing, and also strategic on where they’re going. So I’m very, very excited about it, and know that it won’t be without some trials and tribulations in terms of putting the companies together, but we’ll be the right company at the right time to compete once we get it together.

Mr. Jayon:	Thanks, Charlie. Congratulations again.

Operator:	Your next question comes from Joe Falderano of CIBC.

Mr. Falderano:	My questions have been answered. Thank you.

Operator:	Okay. Your next question comes from Mark Nobi of Merrill Lynch.

Mr. Nobi:	Hi, guys, how are you?

Mr. Ergen:	Good.

Mr. Nobi:	Just a couple of questions. Charlie, one thing you talked about I guess two quarters ago was you said that Echostar is a leading indicator of how the economy is doing from the standpoint you see if peoples’ services are going down, from a bill standpoint, the credit quality of the customer. What’s your outlook from what you’ve seen now as a year has gone by since you made that comment? Are things any better?

Mr. Ergen:	I would say in general I am not optimistic for 2002. I’m not as optimistic as Alan Greenspan was yesterday, let’s put it that way. I think that there continues to be – we still see people downgrade their service. They may downgrade their service from an R-PU, they may not buy as many premium channels. Credit for new customers is tougher to come by. Again, this is from sitting on airplanes and just general sense. The Enron thing is really concerned people about whether management is telling the truth about their companies and their financials, and I don’t think that has been factored in for the whole year. As an accountant by trade, you can make numbers say anything you want them to, right? If we wanted to add 27 days to our churn before we disconnected people, we would have no churn for a quarter. So you’ve got to be really careful there about the psychological impact of that. And we stand at long lines in airport screening everything. I don’t know. I’m just not that optimistic even though I think the fundamental health of the country is probably pretty good. So we’re expecting a sluggish year. And there’s a time as a management team we have to run really fast, and there’s a time we can kind of catch our breath. And I think 2002 is a time when our company is going to catch its breath a little bit in our operations. We’re going to build some more call centers, we’re going to make sure that our books and our people – some of our people will have to step up as we get to this merger. And our top management will be a little de-focused given that the merger takes so much time in terms of strategically where we’re going, and obviously the regulators and the political arena in terms of that. So I wish I could be in the office everyday to help run the business, along with some of my senior people, but we are doing that along with other projects on the merger that obviously take, to some degree, in fairness, away from our ability to execute on all cylinders. We’re prepared. We have enough people to do it. And you’ve got our guidance. It’s really kind of a snap – about the same as 2001. And our net subs is a little bit less because obviously we have a bigger base to turn off from.

Mr. Nobi:	Let me ask it this way because I thought this was very interesting, too. If you look at the fourth quarter information that you provided, you saw that total subscriber acquisition costs with the leased portion was down approximately $65 per new customer. Churn was down to about 1.5% per month, which is low relative to where it’s been in the last couple of quarters. And then your R-PU increases. If you look at other businesses – let’s even take a wireless business. I don’t know if they can say that these trends are holding true, particularly in the economy that we’re in. So what’s happening – this is a very good event. I’m trying to get a better understanding. Other than the marginal subscriber, you have to pay more for that customer that wouldn’t subscribe as much to the bills. So this is actually a positive event for you and maybe for the industry. I’m just trying to get a better understanding where that sub is coming from – urban, suburban, who?

Mr. Ergen:	I think TV is a bit more immune than say a cell phone or something like that, so I think we’re a little bit more immune - that’s probably a positive. Our churn on a seasonal basis, we expect it to come down on a seasonal basis, right? So the fourth quarter usually is a little bit less. We expect the churn price to peak in the summer, right?

Mr. Nobi:	Right.

Mr. Ergen:	So the churn still is not as positive as I like it to be, even though it was down. We expect it to be our lowest quarter. It’s a gut feel more than anything else. I kind of sense that last year in the second quarter – it just kind of plods along. It really hasn’t changed much. And when it changes, it changes pretty rapidly for us. And we have a great consistent business, and we think it’s going to be consistent for 2002, but we’re not trying to get people into the euphoria that 2002 is suddenly going to grow at exponential rates when the economy and the consumer confidence is still sluggish.

Mr. Nobi:	One last question.

Mr. Ergen:	I mean, it’s okay. We’ve got plenty of things to do within our company to continue to position ourselves to grow. And sometimes, you know, our customer service can improve a little bit, and we can build our next set of call centers, and we can get our billing system better. And some of our other management talents can get new roles, and those are all good things that we haven’t had as much time to do.

Mr. Nobi:	Just one last question. Thanks for all this. Next week, what are you going to present as far as information on the Echostar investor day? Maybe a prelude to what’s going to happen.

Mr. Ergen:	Exactly what you got today, except you’ll see us live and in person and be able to play poker with us.

Mr. Nobi:	Okay.

Mr. Ergen:	Maybe they’ll be some other questions that people have, but it’s essentially a recap of this, and follow-up on the guidance that we’re giving for next year.

Mr. Nobi:	Okay. Great.

Operator:	Your next question comes from John Stone of Ladingberg Feldman.

Mr. Stone:	Good afternoon, and again, I’ll join the accolades over a good quarter. One quick housekeeping item. It sounded like from what you were discussing earlier, in particular with the write-down in the going concern letter, that you’ve got a lot of concern about Star Band. I wanted to confirm that you guys have pretty much suspended development of the additional satellite that had been proposed earlier.

Mr. Ergen:	No, we’ve got Echo Nine, which has got a KA band payload, so we’re continuing development of both KU and KA type broadband. What we’re not doing – what we’re not at this point doing with analyzing the tunnel is put hundreds of millions of dollars more into development without analyzing the tunnel which the merger provides us.

Mr. Stone:	Would Echo Nine meet the conditions for you to get the enhanced equity position in Star Band that had been discussed?

Mr. Ergen:	It technically qualifies.

Mr. Stone:	Okay. And then shifting gears a little bit. Your equipment sales for Echostar Technologies came in quite a bit higher than I had been expecting. And certainly “I Like Nine” was probably part of that. But I wondered to what extent it was due to success in “I Like Nine” causing people to purchase more rather than lease, and to what extent it was caused by a change in the mix of the equipment that you’re selling to higher end items.

Mr. Ergen:	Equipment sales – the actual sales portion was “I Like Nine” was a promotion that was more attractive to some customers than the lease. The lease is more attractive if people own multiple boxes, and the “I Like Nine” was more attractive to people who wanted one or two boxes. I thought maybe you were referring to some of the hardware sales from our HTS subsidiary which were probably higher. Mike, do you want to comment on that?

Mr. McDonnell:	I think the people that we sell to are experiencing higher requests for multiple receivers just like we are, so that the mix is changing.

Mr. Ergen:	Our major customer is in Canada, and they’re probably seeing - they saw some increased demands [UNINTELLIGIBLE] customers, and they probably are seeing more multiple receiver boxes as well. And that business typically is strong in the fourth quarter. It’s obviously typically weak in the first quarter in Canada.

Mr. McDonnell:	But just be clear that the “I Like Nine” that’s not part of the direct to home - that has nothing to do with the direct to home revenue increase.

Mr. Stone:	Okay. I got you there.

Mr. Ergen:	The direct to home increases are set top boxes to other than Echostar. Mostly that’s Spain and Canada.

Mr. Stone:	Great. Thank you very much.

Operator:	Your next question comes from Eric Eagle of Dressner, Klineworth, [UNINTELLIGIBLE].

Mr. Eagle:	Good quarter, guys. Being two-third’s of the way through the first quarter, could you give us some indication of how I guess you are on your plan for net ads and how churn looks?

Mr. Ergen:	I think you’ll see the first quarter be consistent with the guidance that we’ve given you for the year. I think you’ll see that the first quarter is tracking that guidance. On a seasonal basis, taking into consideration all the seasonal factors and so forth, it will be tracking that guidance right down the middle. And, of course, we announced today that we passed the seven million subscriber mark during February, so that gives you some indication, but we don’t go beyond that in terms of giving you inter-period guidance.

Mr. Eagle:	All right. My next question is with regard to the Radio Shack distribution deal.

Mr. Ergen:	Can you speak up? It’s very difficult to hear you.

Mr. Eagle:	I’m sorry. My next question is with regard to the Radio Shack distribution deal. Could one expect that if sales do really start to take off through that distribution chain, could we expect SAC to increase?

Mr. Ergen:	No. We pretty much have one size fits all as a company in terms of how we wholesale our product. So there’s really nothing there that would increase SAC. I guess if they went to the cash and carry model 100% and did not leases, I guess in theory that would slightly impact your SAC, but not your SAC plus capitalized equipment - it wouldn’t increase that number.

Mr. Eagle:	Okay. Maybe I’m reading a little too much into this, but in going through the K, talking about with regards to Panamsat, there’s some language in here that says basically that if the Hughes merger is not complete, we may be required to purchase Hughes’ interest I Panamsat, and may be required to pay a $600 million termination fee to Hughes. Am I reading too much into the “may” word or is there some potential loopholes? Could you expand on that?

Mr. Ergen:	It’s not loopholes, but there are some circumstances where we wouldn’t be required to purchase Panamsat. Of course, everything is in the words because required would seem to indicate that we don’t like the idea of purchasing it, when in fact we think that Panamsat is a great asset, and we’d love to have that as part of the Echostar family. But there are circumstances defined in the agreement that we’ve got on file that you could take a look through where we wouldn’t have the right or requirement to purchase Hughes’ interest in Panamsat, but they’re limited.

Mr. McDonnell:	They’re not very likely, and they’re limited. And their lawyers are covering all the bases.

Mr. Eagle:	Last question.

Mr. Ergen:	[UNINTELLIGIBLE] Panamsat for all I know. All I know is I am very focused on the fact that we are going to be owning 81% of Panamsat as a minimum, and very focused on the Hughes’ merger as well.

Mr. Eagle:	Last question with regard to G&A. The $30 million arbitration expense, that was in G&A for the quarter?

Mr. Ergen:	That’s correct.

Mr. Eagle:	And the guidance that you have given with regards to G&A is basically in line with the percentage of revenue going forward. Is that an indication that G&A spends going forward is increasing?

Mr. Ergen:	It’s not increasing as a percentage of the business, but we do – because we open call centers, for example, they’re less efficient when we open them up. And the last half of the year, we had very efficient call centers. Now we’re in a position with seven million subscribers, we need another one at least. So that kind of factors in. I think in general, long-term – we’ve got the merger that we’re spending a significant amount of G&A on. But long-term, if you look at years, as we put the companies together, we will get G&A. We’ll continue to see improvements in G&A as a percentage of sales. We just don’t see a big improvement in 2002 because of the new call center and the merger costs, whether it be legal and other expenses of that that wind up going to G&A.

Mr. Eagle:	Great. Thanks a lot, guys, a great quarter.

Operator:	Your next question comes from Tony Genero of Investor Capital Management.

Mr. Mucci:	Actually this is Armand Mucci at Salomon, Smith, Barney. Congratulations on a good quarter. First of all, I notice your subscriber acquisition costs came down pretty dramatically. Can you give us an idea of where that came out of? Did it come out of equipment costs, payments to dealers? And do we expect that kind of SAC going forward - I’m talking about the capitalized and the expense portion of the 486.

Mr. Ergen:	No, we expect SAC to be higher in 2002 than it was in the fourth quarter. We were in a situation in the fourth quarter where based on what was going on within the industry – the cable and so forth, we didn’t think it made sense throwing a lot of money – more money at it, so we played it pretty conservative. We were pretty pleased to get 400,000 subs with that. The “I Like Nine” promotion was fairly successful. It’s funny about SAC. I wouldn’t read much into SAC in one particular quarter because, for example, when you advertise, that increases your SAC, but you usually get the benefit from it the next quarter. And if you don’t advertise, it usually penalizes you the next quarter. So you’ve really got to look at the trend overall. And I think we did better than expected in the fourth quarter. We were a bit more conservative. We know that we’re disadvantaged, vis-à-vis our distribution path in the fourth quarter. The economy was a little bit sluggish. So we kept some of our powder dry. I think what you’ll see in the 2002 year is pretty equivalent to 2001, and that SAC will be higher than it was in the fourth quarter of the year. You’re not going to continue to see improvements there.

Mr. Mucci:	Okay. Obviously the cable companies are having kind of a tough time. Do you expect them to get more aggressive over the next year in terms of buy-backs? How do you expect them to react?

Mr. Ergen:	We’ll be watching it closely. The buy-back is a very poor economic model for them. It means they’re getting back the disenfranchised customer. And we’re finding that when those buy-back periods are over, these customers want to come to satellite a lot. I think it’s a very poor financial model for them. We will probably watch that, and if we see somebody doing something stupid, we’ll take advantage of it – stupid financially – we’ll take advantage of it. But, yes, I expect that where a cable company might be experiencing some negative growth or something like, or close to negative growth, they may have to get aggressive to keep their numbers up. But that hurts them in the long run. You can’t do that forever as Enron found out. So you’re better off running a good long-term business, making the right long-term choices. Ultimately you want to get to a company that’s a free cash flow business. That’s really where we’re focused as a company. We’ve done positive EBITDA now. We’re on the path to positive earnings, actually very, very close to positive earnings last year without the extraordinary items. There’s clearly going to be positive earnings this year. And then the next step is positive free cash flow so that we have a business that is solid on solid economic fundamentals as opposed to accounting. And that’s where we’re focused. And primarily we’re focused there because I own a lot of shares of Echostar and I want it to be worth something five or ten years from now.

Mr. Mucci:	Finally, with respect to the Radio Shack agreement, I know you probably don’t want to give out exact numbers for competitive reasons, but from Radio Shack’s perspective, do they get more money from selling Echostar or selling Direct TV? How does the economics compare for a Radio Shack dealer?

Mr. Ergen:	I don’t know what they get. They get approximately what everybody else gets when they sell our product. I don’t know what they get when they sell Direct TV. I think the one thing I might mention about Radio Shack, I believe from the press reports that Radio Shack does not get anything when they sell in a NRTC territory. So clearly that would be a place that they would most likely sell our product for sure, but we’d have an advantage. They get nothing for an NRTC. Apparently NRTC didn’t agree to pay them, at least according to press reports. So I think Radio Shack will – my personal opinion is Radio Shack is going to be very successful in the satellite business. They’re going to sell a lot of dishes, and they’re going to be the first guys to get to a more standardized set top box, and they’re going to have some advantages in the business.

Mr. Mucci:	Let me put it another way. What percent of Radio Shack’s DVS sales do you expect in the next year?

Mr. Ergen:	We don’t have any idea. We just know we’re going to be in the stores, and we know that it will be a learning experience for both of our companies, and that we’re going to be committed to help them be a solid retailer just like we’ve got solid - we don’t take on a lot of retailers, but we try to do a good job with the ones we have.

Mr. Mucci:	Okay. Thanks a lot, and congratulations on a really good quarter.

Operator:	Your next question comes from Robert Peck of Bear Stearns.

Mr. Peck:	Hi, it’s Bob Peck over at Bear Stearns. Charlie, I want to address the programming contracts that you have, and how they would be affected if a merger was completed. If the merger does go through – let’s pick something like Viacom – whose contract gets honored, and how do you eventually reach those programming efficiencies that you talk about in your filings of lowering programming costs. Wouldn’t Viacom hold you to one of the current contracts?

Mr. Ergen:	I don’t know the answer to that. The contracts are – I haven’t read about their contracts, so I think that you’re going to see in some cases the Direct TV contract will be the one that is honored. In some cases you’ll see an Echostar contract as the one that’s being honored. In some cases, you may see a renegotiation of both contracts that make sense for the programmer and for us. In some cases you might see some customers on their contract and some customers on our contract. So you’ve got really four different possibilities that are out there. And having said that, long-term obviously, if you’ve got 18 million subscribers, you’re going to get a better rate than if you have seven million subscribers or ten million subscribers. We know as an industry, it’s a public fact that we pay more for programming on average than the big cable companies. And we know that as we get a bigger base, that we would have some opportunity to get on a more level playing field. And that’s going to be good for consumers because it allows us to keep our rates down and be more competitive with the cable guys who are paying less money. And that will take time. The transition is going to happen over a couple of years would be my guess.

Mr. Mucci:	You would be able to renegotiate those contracts, the current contracts, whether they are yours or Direct TV’s to expire first I would assume.

Mr. Ergen:	No, the contracts may have change of control provisions and so forth and so on, so I wouldn’t necessarily say that’s a given.

Mr. Mucci:	Okay.

Mr. Ergen:	I think a lot of programmers would like to maybe get to combine companies together, get on a simple buy contract, make sure that they have carriage for a longer period of time. And I think we would like to have – we’ve got really good relationships with the programmers. And again, where we have been able to sit down with them, we have been able to get through complex contractual negotiations typically outside the public eye. And we’ve had a half a dozen disputes over the last six years, and we resolved all those except one at this point. So hopefully we’ll resolve that one as well.

Mr. Mucci:	One last question. In reading through your opposition to the petitions to deny the merger, you talk a lot, you spend a lot of time on the broadband and how your current platforms really aren’t viable unless you put the two companies together. Could you talk a little bit about why a platform like Space Way may be viable versus say something like a Wild Blue or another KA platform?

Mr. Ergen:	This is probably a better question for Jack Shaw at Hughes. I’ll give you a general answer only because I’ve heard him articulate this. Space Way is designed primarily as an extension of their enterprise business or their B-SAT business, so that’s the core. A lot of the engineering costs are going to their core business in B-SAT, and which they’ve got a very robust business. We think that if we can get the volumes – it’s chicken/egg, but if we can get the volumes [UNINTELLIGIBLE] and beyond the enterprise business, and get those lines in the millions, that those particular satellite designs can become economical. They’ve got some mesh conductivity and some other things that are advanced. I think it’s two issues. One, can you get the volume, and two, the timing. At what point in time would something like a Space Way or KA band be economical. Is that going to be in a year’s timeframe or ten years timeframe? And we don’t have all the answers to that because we’re not as intimately involved in that as Hughes is. But there is maybe a light at the end of the tunnel there, although it’s not without tremendous risk. And that risk is somewhat lessened by the fact that they haven’t installed [UNINTELLIGIBLE] base enterprise business that will use that new generation. Astro Link, which is a similar design from Lockheed Martin and Liberty - those guys have decided to I guess at this point basically to remain on that project, and I think Lockheed wrote off a billion something dollars. So broadband is a tough one. For Hughes and Echostar, we’re excited about doing it and making it economical. And both of our companies have done – but particularly Hughes, have done a great engineering task in the past. And I think Echostar has done a pretty good job about making things economical, so we’re a pretty good combination.

Mr. Mucci:	Thanks, Charlie. Great quarter.

Mr. McDonnell:	I think we’ll take one more question.

Operator:	Your last question comes from Lucca Ippolito of [UNINTELLIGIBLE] Partners. Go ahead with your question. (NO RESPONSE) Your next question comes from Robert Burnsides of Lehman Brothers.

Mr. Burnsides:	Good morning. Charlie, could you just comment on the potential sunset of the program access rules?

Mr. Ergen:	Another reason the merger is necessary is because obviously even if those don’t sunset, we still have things like in Philadelphia where we can’t get the sports teams. And we are concerned that with the recent legal rulings that a cable company – we could be in a situation where Comcast(?) AT&T in Philadelphia can only own the sports teams exclusively, but own two of the networks. And they don’t have to under retrans. That would give us economic retrans. So there are just a lot of things coming which is why the merger was contemplated on both sides between Hughes and Echostar, that are going to be tough for us to compete with without a merger. Program access – we hope it continues. I think it’s most important for new entrants into the marketplace. I can think back to 1996 when we started our service, and without program access, it would have been difficult for us. And nobody gives you anything in this business. They fight you every step of the way, and program access is probably a valid public policy, but we have to be prepared either way.

Mr. Burnsides:	Are you hopeful, optimistic that the program access rules will be extended or is it something that worries you at three o’clock in the morning?

Mr. Ergen:	Well, I don’t think you’re going to see a situation where programming access sunsets and we’re not allowed to do our merger. I think if we’re allowed to do our merger and it sunsets,

I’ll probably feel like we have enough of a level playing field to compete. I feel bad for new entrants in that situation, but I just think it’s good public policy. We’ll see. It’s not going to be our major fight.

Mr. Burnsides:	Great quarter. Thank you very much.

Mr. Ergen:	All right. Thanks everybody.

Mr. McDonnell:	Yes, thanks for joining us and, Operator, we’d like to conclude the call at this time.

Operator:	Thank you for participating in today’s fourth quarter and year-end earnings conference call. You may now all disconnect. [END OF CONFERENCE CALL]